Filed by Vista Outdoor Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6(b)
under the Exchange Act of 1934
Subject Company: Revelyst, Inc.
Commission File No.: 001-41793

5.9.24 | A memo from co-CEOs Eric Nyman and Jason Vanderbrink Re: Q4 FY24 Earnings

From: Vista Outdoor Broadcast <Broadcast@VistaOutdoor.com>
To: All Vista Outdoor Employees
Date: Thursday, May 9, 2024
Subject: 5.9.24 | A memo from co-CEOs Eric Nyman and Jason Vanderbrink Re: Q4 FY24

Dear Vista Outdoor Team:

Earlier today, we held our Fiscal Year 2024 Fourth-Quarter earnings call. You can read our press release outlining our results, and you can listen to the replay of the investor call.

We are excited about our positioning as we head into a pivotal period for the company. During our Fiscal Year 2024, we delivered financial results that were on target, powered by a better-than-expected fourth quarter. The positive momentum was the result of your commitment to serving our consumers and operating at high levels. Thank you for the work that went into year-end, which undoubtedly included long days and late nights. We recognize and appreciate your efforts.

Separation Update

We remain confident in our ability to receive CFIUS clearance for the proposed sale of The Kinetic Group to CSG, and that all other closing conditions will be satisfied. Separately, we confirmed on April 22 that we are engaging in discussions with MNC Capital related to its March 25, 2024, unsolicited indication of interest to acquire Vista Outdoor for $37.50 per share of Vista Outdoor common stock. The Board does not consider that offer to be superior to the CSG transaction, and in particular considers that proposed offer price undervalues the Revelyst business, but has directed management to engage with and share certain non-public information with MNC to see if MNC can increase its offer price. The Board remains committed to acting in the best interests of Vista Outdoor stockholders.

Revelyst

Revelyst sales in the fourth quarter were up over the prior-year quarter, which returned the segment to organic growth for the first time in nine quarters. This was driven by innovative new products, our sharp focus on power brands and a strong showing across our DTC teams. DTC grew approximately 5 percent year-over-year during both Q4 and the Fiscal Year. The Revelyst Precision Sports Technology platform led the way in the quarter, improving DTC sales by 16 percent, while Revelyst Adventure Sports gained 15 percent for the Fiscal Year.

Revelyst brands lived up to their reputations as makers in the first quarter, with several innovative product releases and other wins. Foresight Sports launched the Foresight Falcon and the QuadMax. Bushnell Golf was named the preferred distance-measuring device on the PGA Tour. CamelBak launched the Thrive Series of leak-proof tumblers and mugs, as well as a new Podium Steel and Podium Titanium bike water bottle collection. Simms received eight customer gear awards at the 2024 Fly Fishing show, including best men’s wader, for the newly introduced G4Z Stockingfoot wader. And Fox Racing delivered the most advanced motocross helmet in the brand’s 50-year history with the new V3 RS helmet. Revelyst also bolstered our portfolio in the period with the acquisition of PinSeeker, the leading simulator off-course golf and connectivity app that hosts real-time, virtual, closest-to-the-pin tournaments.

Fiscal Year 2025 is off to a stellar start. In the first month of the year’s first fiscal quarter, we announced another key leadership hire with the addition of Joe Beck as Chief Supply Chain Officer. And we announced the sale of RCBS, effective immediately, after finding the right home for this iconic, 80-year brand. The divestiture allows us to enhance the operational efficiencies of the company’s power brands, evaluate bolt-on acquisitions, and invest in maker-fueled innovation and organic growth.

The Kinetic Group

The Kinetic Group finished the year strong, achieving the financial guidance we provided last quarter. For the year, ammunition posted net sales of $1.45 billion with an Adjusted EBITDA of $415.8 million, which equates to a margin of 28.6 percent. This margin rate is world-class and is a testament to our team’s discipline and hard work.

For the 57th straight month ending in April, Adjusted NICS checks data surpassed more than one million firearms checks. This continued high monthly volume supports a healthy and higher baseline of shooting and hunting participants.

This past quarter, our leading ammunition brands launched several new products at the annual SHOT Show to great fanfare. Federal launched Fusion Tipped for the avid whitetail deer hunter wanting better accuracy and extended ranges from a proven bullet design. Remington added Premier CuT to its lineup of effective big-game bullets. This tough copper alloy bullet delivers on hunters’ expectation of extreme accuracy and terminal performance from a tipped bullet. CCI, the leader in rimfire ammunition, released Uppercut, the first ever expanding self-defense offering in 22 Long Rifle.

Summary

Thank you for all your hard work during the quarter and throughout the Fiscal Year. We’ve consistently asked each of you to stay focused, and you delivered — despite the organizational uncertainty. We are grateful that each of you has answered the call and enabled our company to thrive. The future is very bright, and we are excited about what’s to come for each of our businesses and all our people!

Thank you,
Eric Nyman and Jason Vanderbrink
Co-CEOs, Vista Outdoor

Non-GAAP Financial Measures

Non-GAAP financial measures such as adjusted EBITDA and adjusted EBITDA margin, as included in this memo are supplemental measures that are not calculated in accordance with Generally Accepted Accounting Principles (“GAAP”). These non-GAAP measures should be considered in addition to, and not as substitutes for, GAAP measures.

Forward-Looking Statements

Some of the statements made and information contained in this memo, excluding historical information, are “forward-looking statements,” including those that discuss, among other things: Vista Outdoor Inc.'s ("Vista Outdoor", "we", "us", or "our") plans, objectives, expectations, intentions, strategies, goals, outlook or other non-historical matters; projections with respect to future revenues, income, earnings per share or other financial measures for Vista Outdoor; and the assumptions that underlie these matters. The words “believe,” “expect,” “anticipate,” “intend,” “aim,” “should” and similar expressions are intended to identify such forward-looking statements. To the extent that any such information is forward-looking, it is intended to fit within the safe harbor for forward-looking information provided by the Private Securities Litigation Reform Act of 1995. Numerous risks, uncertainties and other factors could cause our actual results to differ materially from the expectations described in such forward-looking statements, including the following: risks related to the previously announced transaction among Vista Outdoor Inc, Revelyst, Inc. (“Revelyst”), CSG Elevate II Inc., CSG Elevate III Inc. and CZECHOSLOVAK GROUP a.s. (the “Transaction”), including (i) the failure to receive, on a timely basis or otherwise, the required approval of the Transaction by our stockholders, (ii) the possibility that any or all of the various conditions to the consummation of the Transaction may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals), (iii) the possibility that competing offers or acquisition proposals may be made, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement relating to the Transaction, including in circumstances which would require Vista Outdoor to pay a termination fee, (v) the effect of the announcement or pendency of the Transaction on our ability to attract, motivate or retain key executives and employees, our ability to maintain relationships with our customers, vendors, service providers and others with whom we do business, or our operating results and business generally, (vi) risks related to the Transaction diverting management’s attention from our ongoing business operations and (vii) that the Transaction may not achieve some or all of any anticipated benefits with respect to either business segment and that the Transaction may not be completed in accordance with our expected plans or anticipated timelines, or at all; impacts from the COVID-19 pandemic on our operations, the operations of our customers and suppliers and general economic conditions; supplier capacity constraints, production or shipping disruptions or quality or price issues affecting our operating costs; the supply, availability and costs of raw materials and components; increases in commodity, energy, and production costs; seasonality and weather conditions; our ability to complete acquisitions, realize expected benefits from acquisitions and integrate acquired businesses; reductions in or unexpected changes in or our inability to accurately forecast demand for ammunition, accessories, or other outdoor sports and recreation products; disruption in the service or significant increase in the cost of our primary delivery and shipping services for our products and components or a significant disruption at shipping ports; risks associated with diversification into new international and commercial markets, including regulatory compliance; our ability to take advantage of growth opportunities in international and commercial markets; our ability to obtain and maintain licenses to third-party technology; our ability to attract and retain key personnel; disruptions caused by catastrophic events; risks associated with our sales to significant retail customers, including unexpected cancellations, delays, and other changes to purchase orders; our competitive environment; our ability to adapt our products to changes in technology, the marketplace and customer preferences, including our ability to respond to shifting preferences of the end consumer from brick and mortar retail to online retail; our ability to maintain and enhance brand recognition and reputation; others’ use of social media to disseminate negative commentary about us, our products, and boycotts; the outcome of contingencies, including with respect to litigation and other proceedings relating to intellectual property, product liability, warranty liability, personal injury, and environmental remediation; our ability to comply with extensive federal, state and international laws, rules and regulations; changes in laws, rules and regulations relating to our business, such as federal and state ammunition regulations; risks associated with cybersecurity and other industrial and physical security threats; interest rate risk; changes in the current tariff structures; changes in tax rules or pronouncements; capital market volatility and the availability of financing; foreign currency exchange rates and fluctuations in those rates; general economic and business conditions in the United States and our markets outside the United States, including as a result of the war in Ukraine and the imposition of sanctions on Russia, the COVID-19 pandemic, conditions affecting employment levels, consumer confidence and spending, conditions in the retail environment, and other economic conditions affecting demand for our products and the financial health of our customers. All fourth quarter and full year 2024 financial information in this press release is preliminary, based on our estimates and subject to completion of our financial closing procedures. Final results for the full year, which will be reported in our Annual Report on Form 10-K for the fiscal year 2024, might vary from the information in this press release. In particular, until our financial statements are issued in our Annual Report on Form 10-K, we might be required to recognize certain subsequent events (such as in connection with contingencies or the realization of assets) which could affect our final results.

You are cautioned not to place undue reliance on any forward-looking statements we make, which are based only on information currently available to us and speak only as of the date hereof. A more detailed description of risk factors that may affect our operating results can be found in Part 1, Item 1A, Risk Factors, of our Annual Report on Form 10-K for fiscal year 2023, in Part II, Item 1A, Risk Factors, of our Quarterly Report on Form 10-Q for the third quarter of fiscal year 2024, and in the filings we make with the Securities and Exchange Commission (“SEC”) from time to time. We undertake no obligation to update any forward-looking statements, except as otherwise required by law.

No Offer or Solicitation

This communication is neither an offer to sell, nor a solicitation of an offer to buy any securities, the solicitation of any vote, consent or approval in any jurisdiction pursuant to or in connection with the Transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

These materials may be deemed to be solicitation material in respect of the Transaction. In connection with the Transaction, Revelyst, a subsidiary of Vista Outdoor, filed with the SEC on January 16, 2024 a registration statement on Form S-4 in connection with the proposed issuance of shares of common stock of Revelyst to Vista Outdoor stockholders pursuant to the Transaction, which Form S-4 includes a proxy statement of Vista Outdoor that also constitutes a prospectus of Revelyst (the “proxy statement/prospectus”). INVESTORS AND STOCKHOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING OUR PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND THE PARTIES TO THE TRANSACTION. The registration statement was declared effective by the SEC on March 22, 2024, and we have mailed the definitive proxy statement/prospectus to each of our stockholders entitled to vote at the meeting relating to the approval of the Transaction. Investors and stockholders may obtain the proxy statement/prospectus and any other documents free of charge through the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Vista Outdoor are available free of charge on our website at www.vistaoutdoor.com.

Participants in Solicitation

Vista Outdoor, Revelyst, CSG Elevate II Inc., CSG Elevate III Inc. and CZECHOSLOVAK GROUP a.s. and their respective directors, executive officers and certain other members of management and employees, under SEC rules, may be deemed to be “participants” in the solicitation of proxies from our stockholders in respect of the Transaction. Information about our directors and executive officers is set forth in our proxy statement on Schedule 14A for our 2023 Annual Meeting of Stockholders, which was filed with the SEC on June 12, 2023 and subsequent statements of changes in beneficial ownership on file with the SEC. These documents are available free of charge through the SEC’s website at www.sec.gov. Additional information regarding the interests of potential participants in the solicitation of proxies in connection with the Transaction, which may, in some cases, be different than those of our stockholders generally, is also included in the proxy statement/prospectus relating to the Transaction.